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                              June 7, 2024

       Craig Ridenhour
       Chief Business Development Officer
       AtlasClear Holdings, Inc.
       4030 Henderson Blvd., Suite 712
       Tampa, FL 33629

                                                        Re: AtlasClear
Holdings, Inc.
                                                            Registration
Statement of Form S-1
                                                            Filed May 14, 2024
                                                            File No. 333-279390

       Dear Craig Ridenhour:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-1 filed May 14, 2024

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered
for resale. Highlight any differences in the current trading price, the prices that the
Sponsor, private placement investors, PIPE investors, and other selling securityholders
acquired their shares, and the price that the public securityholders acquired their shares
and warrants. Disclose that while the Sponsor, private placement investors, PIPE
investors, and other selling securityholders may experience a positive rate of return based on the
current trading price, the public securityholders may not experience a similar rate of
return on the securities they purchased due to differences in the purchase prices and the current
trading price. Please also disclose the potential profit the selling securityholders will
earn based on the current trading price. Lastly, please include appropriate risk factor
disclosure.
 Craig Ridenhour
FirstName
AtlasClear LastNameCraig
           Holdings, Inc. Ridenhour
Comapany
June 7, 2024NameAtlasClear Holdings, Inc.
June 7,
Page 2 2024 Page 2
FirstName LastName
Cover Page

2. For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares. We note that in some instance you disclose a price per share when shares were provided in lieu of services or per an agreement, but in other instances you do not disclose a price per share when shares were provided either in lieu of services or per an agreement. Please clarify if the shares provided in lieu of services or per an agreement are outstanding or provide an analysis to us explaining how those transactions are considered complete. Please also clarify if you are registering any shares underlying warrants, and if so why you have not disclosed the number of share you are registering under warrants. In this regard, we note that the number of shares being registered far exceeds the 12,455,157 shares of common stock you report as issued and outstanding as of April 15, 2024 on page 101.
3. Please clarify if and how many of the shares being registered are shares that are issuable upon exercise of warrants. If so, disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.
Summary of the Prospectus
Overview, page 9

5. In light of the significant number of redemptions and the fact that the company will not receive proceeds from sales by selling shareholders or receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of
         capital resources to address any changes in the company   s liquidity
position since the
         business combination. If the company is likely to have to seek additional capital, discuss
         the effect of this offering on the company   s ability to raise
additional capital.
6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Atlas FinTech Holding Corp and Robert McBey will be able to sell
 Craig Ridenhour
AtlasClear Holdings, Inc.
June 7, 2024
Page 3
         all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Risk Factors, page 20

7. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors may have an incentive to sell if they will still profit on sales because of the lower price that they purchased their shares than the public investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameCraig Ridenhour                               Sincerely,
Comapany NameAtlasClear Holdings, Inc.
                                                                Division of
Corporation Finance
June 7, 2024 Page 3                                             Office of
Finance
FirstName LastName